SECI 08027300 ISSION

SEC
Mail Processing
Section

FEB 26 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS	TENNESSEE	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA HOPKINS 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF WITT MARES, PLC
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200	RICHMOND	VIRGINIA	23233
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM W. REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA FINANCIAL SERVICES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President / CEO

Title

Cynthia A. Vance

Notary Public

CYNTHIA A. VANCE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Financial Services Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

PKF WITT MARES

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ICBA Financial Services Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of ICBA Financial Services Corporation as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of financial condition of ICBA Financial Services Corporation as of December 31, 2006, was audited by other auditors whose report dated February 8, 2007, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

PKF Witt Mares, PLC

Richmond, Virginia
February 15, 2008

FINANCIAL STATEMENTS

ICBA FINANCIAL SERVICES CORPORATION
Statements of Financial Condition
December 31, 2007 and 2006

		2007		2006
CURRENT ASSETS				
Cash and cash equivalents	$	**216,293**	$	281,847
Securities, at market value		**29,472**		18,474
Receivables:				
Clearing broker-dealers (Note 4)		**60,444**		108,116
Program members		**-**		21,718
Income tax receivable from parent		**12,048**		10,298
Other		**1,992**		1,821
Prepaid expenses and other assets		**32,952**		27,848
Furniture and equipment, net of accumulated depreciation of $121,562 in 2007 and $114,084 in 2006		**8,128**		14,450
	$	**361,329**	$	484,572
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable	$	**4,311**	$	24,290
Accrued expenses		**13,156**		9,723
Due to related parties (Note 2)		**85,435**		71,131
		102,902		105,144
Commitments, Contingencies and Credit Risk (Note 4)				
Stockholder's equity (Note 4)				
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		**100**		100
Additional paid-in capital		**1,034,900**		1,034,900
Accumulated deficit		**(776,573)**		(655,572)
		258,427		379,428
	$	**361,329**	$	484,572

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of lobby programs, discount brokerage services, and qualified plans, as a nonclearing broker-dealer, to customers throughout the United States. Lobby programs are the sale of mutual funds, variable annuities and fixed annuities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(1) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Summary of the Company's significant accounting policies:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities are valued at market value, determined at the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue Recognition

The Company earns commissions based on a percentage of customers' securities transactions. For purposes of the revenue accrual, customer transactions are reported on a trade-date basis. The Company earns a trail commission based on average volume.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to ten years.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member, makes/receives payments to/from the parent company for its allocated share of the consolidated income tax liability/refund. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. In addition, the Company files its state income tax return on a separate basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services contract with ISN, the Company is charged certain administrative expense paid for by ISN. The Company also pays royalties to ICBA for use of its logo and name in marketing. The Company periodically settles with affiliates. The unpaid amount due affiliates under these agreements represents due to related parties in the statements of financial condition.

NOTE 3. 401(k) PLAN

The Company participates in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employee's contributions up to 6 percent of their compensation.

NOTE 4. COMMITMENTS, CONTINGENCIES AND CREDIT RISK

Net Capital Requirements

The company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	0.57 to 1
Net capital	$ 180,235
Excess net capital	173,370

Operating Lease

The company leases its current office space under a noncancelable agreement which expires in 2010. The following is a schedule of future minimum lease payments under this lease:

Years ending December 31:

2008	$ 46,924
2009	46,924
2010	47,891
	$ 141,739

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis to its various clearing broker-dealers. The clearing broker-dealers carry all of the funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealers.

Amounts due from the clearing broker-dealers are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealers. In addition, the Company has a policy of reviewing, as necessary, the creditworthiness of each counterparty with which it conducts business.

NOTE 5. SERVICE AGREEMENT

The Company has an agreement with Sorrento Pacific Financial, LLC (Sorrento), a registered broker-dealer, to provide the back office operational and technology support to members of ICBA and the Company. The Company continues to receive commissions from the sale of its securities transactions for which Sorrento provides such support.

END